

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2015

Shuya Watanabe
Chief Executive Officer
Grand Perfecta, Inc.
21st Floor, South Tower, New Pier Takeshiba
1-16-1, Kaigan, Minato-Ku
Tokyo, Japan 105-0022

> **Re: Grand Perfecta, Inc.**
> **Form 10-12G**
> **Filed April 15, 2015**
> **File No. 000-55423**

Dear Mr. Watanabe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please confirm your understanding that your registration will become effective automatically 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not completed our review of your filing. To the extent you are not required to register pursuant to Section 12(g) of the Exchange Act and if it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement before it becomes effective and refiling it.

2. Please tell us what consideration you gave to whether you were required to register your common stock within 120 days after the last day of your fiscal year end pursuant to Section 12(g) of the Exchange Act. In this regard, we note that as of July 31, 2013 you had $14,149,893 in total assets, that as of July 31, 2014 you had $15,897,561 in total assets, and that as of March 15, 2015 you had 596 record holders.

Item 1. Business

Company Overview and History, page 2

3. Please discuss the ability of investors to enforce a judgment obtained in U.S. courts or to effect service of process on your officers and directors. We note that your assets and all of your officers and directors are located outside of the United States.

4. We note that your directors and officers have 80.5% of the voting power. Please discuss the effect such control may have on your business and your shareholders.

Our Business, page 3

5. Please clarify the services you currently provide, including how you earn revenues from each, the importance of each to your business, and the percentage of revenues you earn from each and through which subsidiaries you provide each service. In addition, if there are services you do not currently provide but are developing or currently have plans to develop, please disclose, to the extent material, a timeline and the estimated cost of developing such new services. For example, we note the following:

   - on page 3, you disclose that you provide "support for print publications" and that you are involved with "public events and media programs related to the horse racing industry." Please describe the types of events you have produced and managed or how you earn revenues from such events and TV shows;

   - on your website you state that you provide services such as desktop publishing, advertising planning, website planning consultation, website layout, website design, coding, program development, system development, database development, server design, management support for athletes and others associated with horseracing, and promotion activities for attracting customers for third parties. You also state that Umajin HK engages in data distribution, software production, advertising and advertising agency services. Discuss, to the extent material, all of the services you provide to third parties and describe any plans you have to develop a consulting business; and

   - finally, please describe the collaborations you reference on page 4, where you disclose that you "work with Umajin Japan with respect to . . . providing services such as consulting, planning of magazines and other collaborations."

6. Please identify which of the subsidiaries listed on pages 3 and 4 are owned by LinkBit Consulting Co, Ltd. and which are owned by Umajin HK. In addition, please clarify which website address or addresses are owned and operated by Umajin HK. In this regard, we note your disclosure on page 6 that your "various websites [are] owned and operated by wholly owned subsidiaries of LinkBit and Umajin HK."

7. Please disclose the different types of subscriptions you offer in Japan and Hong Kong, including the price of each subscription, the percentage of paying subscribers for each subscription and the length of time each subscription lasts. In addition, please disclose the number of paying subscribers you have in Hong Kong. In this regard, we note your disclosure on page 4 that your subscribers pay access fees that range between $4.00 and $400.00 and your disclosure that at January 31, 2015 you had 83,000 paying subscribers in Japan and approximately 950 subscribers in Hong Kong.

8. Please expand your discussion regarding how you sell your subscriptions by disclosing to whom you pay commissions and briefly describing the terms of your agreements regarding commissions. In this regard, we note your disclosure in Management's Discussion and Analysis and your Financial Statements regarding commissions.

9. We note your disclosure that you have a two-year advertising agreement with Nikkan Sports Hunbun Co., Ltd. and Tokyo Sports Shinbunsha Co., Ltd. Please briefly describe the frequency in which you advertise in each and, if known, the circulation and geographic region of each.

10. Please disclose the number of paying subscribers Umanjin.net has of the most recent practicable date. We note your disclosure that Umajin.net has approximately 480,000 non-paying subscribers.

Magazines and Other Publications, page 4

11. We note your disclosure on page 5 that LinkBit assists with the production of "Ba Kyun!," a TV program that airs weekly. Please briefly describe the type of production assistance you provide, the television program you help produce, the revenues you earn from your production assistance, and how this provides publicity to your brand.

Content, page 5

12. Please discuss the content of Umajin HK publications, including a description of the type of soccer games you cover. In this regard, we note your disclosure on page 4 that you provide information about "soccer in Hong Kong for Hong Kong residents." Similarly, please discuss the competitive business conditions in Umajin HK's market.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies

Revenue Recognition, page 8

13. Please discuss here each product or service you offer, and how you earn and record revenue on each. Specifically, your disclosure on page 3 indicates the three major ways

you earn revenue are (1) providing information on horse racing through the Internet and by phone, (2) publication of horse racing email magazines and providing support for print publications, and (3) other public events and media programs related to the horse racing industry. Your revised disclosure should discuss your revenue recognition policy for all three types of business operations. The disclosure on page F-11 should be similarly revised.

14. As a related matter, please tell us in your response how you incur commission expenses. Please specifically address how these expenses relate to each revenue stream, to whom these expenses are paid, the types of agreements under which these are calculated, and why you do not consider this expense as a cost of sale.

Net Sales, page 9

15. You state that your revenues declined in part attributable to an increase in the consumption tax rate. Please discuss the material effects, if any, the increase in the consumption tax rate is expected to have on demand for your services in subsequent periods.

16. You state on page 9 that you "planned to start a new service in late 2014, which was delayed until February 2015," and that you expect this service to generate an increase in sales during future quarters. Please revise your business section to describe this service so that investors understand how you are earning or intend to earn revenues from this service.

Liquidity and Capital Resources, page 12

17. Please discuss specific plans to obtain additional capital to fund operations within the next twelve months and the ramifications if you are unable to meet your liquidity needs. We note in this regard your net cash used in operations, working capital deficit, and that approximately $6.627 million of short-term liabilities mature by July 31, 2015.

18. In this regard, please discuss the effects of your working capital deficit for the six months ended January 31, 2015 and fiscal year ended July 31, 2014 on your operating cash flows and liquidity and discuss the significance of operating with negative working capital in light of your business model and the industry in which you operate.

Directors and Executive Officers, page 15

19. For each director, please briefly discuss the specific experience, qualifications, attributes or skill that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure pursuant to Item 401(e)(1) of Regulation S-K.

<u>Security Ownership of Certain Beneficial Owners and Management, page 15</u>

<u>Description of Registrant's Securities to be Registered, page 20</u>

<u>Preferred Stock, page 20</u>

20. Please disclose here the number of shares of your Series A Convertible Preferred Stock issued and outstanding as of the most recent practicable date. In this regard, we note your disclosure on page 15 that Mr. Watanabe holds 100,000 shares of Series A Convertible Preferred Stock and your disclosure on page F-14 that as of July 31, 2014, you had 100,000 shares of Series A Convertible Preferred Stock issued and outstanding.

<u>Note 4 – Due from Related Parties, page F-12</u>

21. We note from your disclosure here that the counterparties to these receivables include employees, directors, and other related parties. We further note your disclosure that subsequent to the year ended July 31, 2014, you settled the amounts due from related parties in full, but your balance sheet indicates $466,883 outstanding as of January 31, 2015. Please tell us whether the amounts outstanding as of January 31, 2015 continue to be outstanding and, if so, the terms of these receivables. Also, in light of the disclosure that in March 2015 you settled the entire amount of the outstanding balances due from related parties as of July 31, 2014 of $1,046,647, please tell us why this amount is not outstanding at January 31, 2015. Please also tell us whether you intend to continue making these loans from time to time and, if so, how you intend to comply with Section 13(k) of the Exchange Act regarding the prohibition on personal loans to executives.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at (202) 551-3304 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Mark E. Lehman
        Parsons Behle & Latimer